Mail Stop 6010

June 2, 2006

Roger Girard, CEO
IsoRay, Inc.
350 Hills Street, Suite 106
Richland, WA 99354

> **Re: IsoRay, Inc.**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed May 26, 2006**
> **File No. 333-129646**

Dear Mr. Girard:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior comment refers to our letter dated May 24, 2006.

Three and Nine Month Periods ended March 31, 2006 and 2005, page 15

1.   Please refer to prior comment 1. Please revise to clarify whether the in-house pre-load department was created solely to service the CPCC customer, or will you expand to service other customers also? If material, compare the costs of

performing such services in-house rather than contracting out to third parties.   If material, discuss related delivery timing performance.

2.   Please refer to prior comment 2. Please revise page 17 to discuss in greater detail the increase in consulting expenses and broker-dealer commissions, such as describe the consulting services. Also, discuss why financing expenses increased for the nine months ended March 31, 2006.

Liquidity and Capital Resources, page 17

3.   Please refer to prior comment 3. Please file as an exhibit the commitment letter from HAEIFC.   Also, expand page 49 to disclose the personal guarantees by affiliates of the March 1, 2006 credit line from Columbia River Bank and any consideration for the guarantees.

Cs-131 Manufacturing Process, page 31

4.   Please refer to prior comment 4. Please clarify whether you are obligated to purchase $30 million over the term of the agreement and any minimum annual purchases. Clarify the date the agreement commenced.

Customers, page 37

5.   Please refer to prior comment 1. Please update this section to disclose customers that accounted for 10% or more of your revenues for the nine months ended March 31, 2006.

Description of Securities, page 64

6.   We reissue prior comment 6 in part. Please expand this section to discuss the units described on page 12.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Alan Morris at (202) 551-3601 or me at (202) 551-3602 with any other questions.

Sincerely,

Thomas A. Jones
Senior Counsel

cc. Stephen R. Boatwright
via FAX at (602) 248-2822